FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

28 September 2022

Notification of Transactions by Persons Discharging Managerial Responsibilities

1.   HSBC International Employee Share Purchase Plan

On 26 September 2022, matching awards of ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company") vested under the HSBC International Employee Share Purchase Plan based on a price of £5.016458 per Share. The following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold on 26 September at £5.016458 per Share1	Net Shares vested
Nuno Matos	242.33420	61.99195	180.34225
Surendra Rosha	201.41490	15.66843	185.74647
1 Includes shares sold to cover withholding tax.

2.   UK Share Incentive Plan

On 27 September 2022, Ian Stuart acquired 30 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company"). The Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £4.98659 per Share.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transactio	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC International Employee Share Purchase Plan			Price	Volume	Total
			£5.02	242.33420	£1,215.66
		Aggregated	£5.016	242.33420	£1,215.66

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.02	61.99195	£310.98
		Aggregated	£5.016	61.99195	£310.98

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC International Employee Share Purchase Plan			Price	Volume	Total
			£5.02	201.41490	£1,010.39
		Aggregated	£5.016	201.41490	£1,010.39

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.02	15.66843	£78.60
		Aggregated	£5.016	15.66843	£78.60

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the UK Share Incentive Plan			£4.99	30	£149.60
		Aggregated	£4.987	30	£149.60

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 September 2022